Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 14, 2021

Larry Spirgel

Matthew Crispino

Division of Corporation Finance

Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NewHold Investment Corp.

Registration Statement on Form S-4

Filed April 2, 2021

File No. 333-255017

Dear Messrs. Spirgel and Crispino:

On behalf of our client, NewHold Investment Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated April 29, 2021 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Form S-4”).

Contemporaneously, the Company has filed via EDGAR Amendment No. 1 to the Form S-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Form S-4 filed April 2, 2021

Questions and Answers About the Proposals, page 4

1.	Add a separate Q&A disclosing the anticipated % ownership of the combined company to be held by Evolv shareholders and NHIC shareholders following the merger.

RESPONSE: An additional Q&A has been added to page 6 disclosing the anticipated percentage ownership to be held by the Evolv stockholders and NHIC stockholders following the merger.

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A limited liability partnership including professional corporations

Larry Spirgel Matthew Crispino May 14, 2021 Page 2

How will the Initial Stockholders vote? , page 5

2.	Please revise this Q&A and elsewhere to disclose the percentage of NHIC shares that are subject to an agreement to vote in favor of the business combination. Additionally, since the business combination proposal requires only the affirmative vote of the majority of the votes cast by NHIC stockholders, also disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of NHIC shares are present.

RESPONSE: The referenced Q&A on page 5 has been revised to disclose the number of shares subject to the Letter Agreement and the Sponsor Support Agreement and to disclose the number of and percentage of shares held by the public stockholders that would be needed to approve the Business Combination Proposal assuming only a quorum was present. This disclosure has also been added to pages 17 and 77.

Summary of the Proxy Statement, page 11

3.	You state that on August 14, 2020, NHIC consummated the private sale of 450,000 private placement units for gross proceeds of $4,500,000. Elsewhere, however, you state that on August 14, 2020, NHIC consummated the sale of 450,000 private warrants for gross proceeds of $450,000. Please reconcile this apparent discrepancy.

RESPONSE: The Summary (page 12) and elsewhere in Amendment No. 1 where the disclosure is repeated have been revised to clarify that the over-allotment private placement was of 450,000 warrants resulting in gross proceeds of $450,000.

Risk Factors

A portion of its revenue is generated by sales to government entities..., page 29

4.	Please quantify the amount of revenue attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(ix) of Regulation S-K.

RESPONSE: The amount of revenue attributable to government contracts has been quantified in the Risk Factor in Amendment No. 1 on page 31.

Increases in component costs, long lead times, supply shortages, and supply changes..., page 35

5.	We note that Evolv currently relies on one third-party contract manufacturer. Please disclose the material terms of any agreements Evolv has with this contractor.

RESPONSE: The material terms of Evolv’s agreement with its third-party manufacturer have been disclosed in “Information About Evolv Technology” on page 116. A cross-reference to the disclosure has been added on page 38 to the Risk Factor referenced in the Staff’s comment.

Larry Spirgel Matthew Crispino May 14, 2021 Page 3

Proposal No. 1--The Business Combination Proposal

NewHold Investment Corp.’s Board of Directors Discussion of Valuation and Reasons for Approval of the Business Combination, page 69

6.	We note that several of the Board’s reasons for approving the Business Combination proposal are based upon forecasted financial results for Evolv (e.g. CAGR of 168% through 2025). Disclose what these forecasts are based upon, and if any forecasts or projections were provided to the Board by Evolv, please disclose these projections and the underlying assumptions supporting such projections.

RESPONSE: In accordance with the staff’s comment, the forecasts and projections that were considered by NHIC in making its decision have been disclosed in Amendment No. 1 beginning on page 72.

Total Shares of Common Stock Outstanding Upon Consummation of the Merger, page 70

7.	We note that you intend to disclose the equity stake of stockholder groups assuming no redemption of public shares. Please revise to also disclose the equity stake of these groups assuming maximum redemption.

RESPONSE: The referenced section (page 75) has been revised in Amendment No. 1 to disclose the estimated equity stake of the stockholder groups assuming maximum redemption.

Material Federal Income Tax Consequences, page 83

8.	We note your statement that investors who receive NHIC stock in the merger “will not” recognize any gain or loss upon the receipt of the shares in the exchange offer, and that you have not sought any tax opinion supporting such a conclusion. Please note however that Item 601(b)(8) of Regulation S-K requires the receipt of a tax opinion supporting material tax conclusions for investors. Please revise your disclosure accordingly and file an opinion of tax counsel as an exhibit to the registration statement.

RESPONSE: The tax disclosure has been revised in Amendment No. 1 to clarify that no tax opinions have been sought nor will be obtained in connection with the Business Combination and, as such, there can be no guarantee that a taxing authority would not take a differing position.

Adjacent Market Opportunities, page 100

Larry Spirgel Matthew Crispino May 14, 2021 Page 4

9.	Please disclose the basis for your estimate, including any underlying assumptions, that the market for incremental Digital Threshold Vision opportunities will increase Evolv’s total market opportunity to $100 billion by 2025.

RESPONSE: The bases for the estimate regarding adjacent market opportunities have been disclosed on page 107 of Amendment No. 1.

Key Strategic Global Partners, page 105

10.	Please disclose the material terms of your global strategic partnership agreements with Motorola Solutions, Stanley Security, and Johnson Controls.

RESPONSE: Disclosure regarding the material terms of the global strategic partnership agreements with Motorola Solutions, Stanley Security and Johnson Controls has been added to page 117 in Amendment No. 1.

Recent Developments

NewHold Investment Corporation Merger, page 112

11.	You state that the Combined Company intends to use the proceeds available after the business combination to acquire other companies or technologies in the security screening industry. Please revise to disclose any current plans for acquisitions or revise to indicate you have no current plans.

RESPONSE: Disclosure has been added to page 121 to the effect that the Combined Company does not have any current plans for acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of operations of Evolv

Components of Results of Operations

Subscription Revenue, page 115

12.	Please expand the discussion of Subscription revenue to clarify how you account for the lease component and how such recognition is differentiated from the remainder of the bundled components. Please also revise your discussion of Critical Accounting Policies on page 122 accordingly.

RESPONSE: Evolv updated the discussion within both Management’s Discussion and Analysis of Financial Condition and Results of Operations of Evolv on page 124, as well as within Footnote 2 of the Evolv financial statements. Generally, subscription lease arrangements include both lease and non-lease components. The lease component is classified as an operating lease as it does not meet any of the capital lease criteria per ASC 840. As a result, revenue related to the lease component is recognized ratably over the term of the lease.

Larry Spirgel Matthew Crispino May 14, 2021 Page 5

The non-lease components relate to installation, training, maintenance, and add-on accessories. Installation, training, and maintenance services are recognized upon transfer of control of these services. Add-on accessories are recognized when control of the product has transferred to the customer, which is typically upon delivery as the Company’s normal terms of sale are freight on board destination.

Liquidity and Capital Resources, page 119

13.	We note on page F-17 that Evolv’s Report of Independent Registered Public Accounting Firm includes an explanatory paragraph regarding Evolv’s ability to continue as a going concern. Please expand the discussion of liquidity of Evolv to address these going concern issues.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 119 of Amendment No. 1 as requested to expand on the doubt raised as to Evolv’s ability to continue as a going concern similar to the discussion for going concern on page F-23.

Unaudited Pro Forma Condensed Combined Financial Information, page 126

14.	Please expand the disclosure of Earn-Out Shares to quantify an estimate of the liability, using an estimate of fair value immediately before the closing of the Merger. Please also integrate this disclosure with the amount of the adjustment for Earn-Out Liability in Note 5(i) on page 134.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 126 of Amendment No. 1 as requested to expand on the valuation methodology and the key inputs into the valuation.

15.	Please expand the disclosure on page 132 to update the status of valuation and other studies related to the valuation of the Finback Warrant, which are performance-based. Please also revise the disclosure on page 133 accordingly.

RESPONSE: In response to the Staff’s comment, the Company will account for the Finback warrants as a nonemployee share-based compensation arrangements within the scope of ASC 718, Compensation – Stock Compensation. The grant date fair value will not reflect performance conditions that impact vesting of the awards as prescribed in the guidance.

Employment Agreements, page 148

16.	Please file Evolv’s employment agreements with its named executive officers as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE: The employment agreements between Evolv and its named executive officers are filed as Exhibits 10.11-10.13 to Amendment No. 1.

Larry Spirgel Matthew Crispino May 14, 2021 Page 6

Directors and Executive Officers of the Combined Company after the Business Combination, page 153

17.	For each of the combined company’s directors other than Mr. Glat, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director of your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE: The biographies of each of the combined company’s directors have been revised beginning on page 154 in response to the Staff’s comment.

Certain Transactions of Evolv

Business Development Agreement, page 163

18.	Please file your business development agreement with Finback Evolv OBH, LLC as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: The Company has analyzed whether Evolv’s business development agreement with Finback Evolv OBH, LLC (the “Finback Agreement”) should be filed in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K. This Item provides that a registrant must file “any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price.”

The Finback Agreement (i) was entered into by Evolv in the ordinary course of its business and (ii) is a referral agreement for new customers and sales opportunities, which has resulted in fewer than three customer relationships being formed with Evolv and fewer than 25 potential customer introductions. Evolv is not substantially dependent on the Finback Agreement or the customer relationships that have resulted therefrom to date. The initial term of the Finback Agreement will expire on January 1, 2023, subject to a one-year extension if at least 50% of the shares underlying the warrant issued to Finback as consideration for its services under the Finback Agreement have vested. Evolv has no obligation to further extend the term of the Finback Agreement. For these reasons, the Company has concluded that the Finback Agreement is “immaterial in . . . significance” under Item 601(b)(10)(ii) of Regulation S-K.

Promissory Note, page 163

19.	Please tell us on how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the outstanding loan to Mr. Ellenbogen.

RESPONSE: Evolv is not currently subject to the requirements of Section 13(k) of the Securities Exchange Act of 1934. The outstanding loan will be repaid prior to the Closing Date when the Combined Company would become subject to this restriction.

Financial Statements – Evolv Technologies, Inc.

Larry Spirgel Matthew Crispino May 14, 2021 Page 7

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-28

20.	We note that Evolv’s licensing model described on page 107 is a subscription agreement that bundles artificial intelligence software, cloud services, and advanced sensor equipment and that these bundles are referred to as “security-as-a-service”. Other arrangements include a “purchase plus subscription agreement” in which the customer pays a one-time upfront fee for the equipment and a mandatory annual subscription fee for access to their software and cloud services. We also note on page 114 that other arrangements include product sales and service for your products. Please expand your revenue recognition accounting policy to differentiate the performance obligations on the Evolv Edge product and services and Evolv Express subscription arrangements and lease arrangements and the reason for the amount and timing of the respective revenue recognition from each of these arrangements. For arrangements that involve leases of equipment, please clarify whether such leases are accounted for using ASC 606 or are accounted for using ASC 840 due to the scope exemption for leases in ASC 606-10-15-2 and the terms of the arrangements that you considered in your policy decision.

RESPONSE: Evolv has updated the disclosures within both Management’s Discussion and Analysis of Financial Condition and Results of Operations of Evolv, as well as within Footnote 2 of the Evolv financial statements. Within the updates, we have provided additional details on our revenue accounting policy, including a description of our performance obligations and the key judgments related to accounting for the lease and non-lease components for our subscription arrangements related to our Express and Edge products.

Evolv further updated the performance obligations section to state the following within MD&A and on F-31 in order to differentiate the different performance obligations: “A performance obligation is a promise in a contract to transfer a distinct product or service to a customer that is both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that a readily available, and is distinct in the context of the contract, whereby the transfer of the product or service is separately identifiable from other promises in the contract. The embedded software in the arrangement functions together with the hardware to deliver the essential functionality of the tangible leased product (i.e., not considered to be a distinct performance obligation), as such, we believe the hardware and the software should be treated as one unit of accounting under ASC 606-10-25-19. For both Express and Edge units, equipment is sold or leased with embedded software, which is considered a single performance obligation. Maintenance, which includes future updates, security threat updates, and minor bug fixes on a when-and-if available basis, is considered a single performance obligation. As a part of reported subscription sales, certain non-lease components, such as maintenance, are included within the subscription revenue amount. The Company sells separately priced extended or nonstandard warranty services and preventative maintenance plans, which are accounted for as separate performance obligations.”

Larry Spirgel Matthew Crispino May 14, 2021 Page 8

Evolv also expanded the “Product Revenue” and “Subscription Revenue” sections to note that Edge and Express equipment can be purchased or leased as well as the details surrounding the amount and timing of these types of transactions. In regard to leases, we have noted within MD&A and on F-30 that “these arrangements convey the right to use the equipment for a period of time in exchange for consideration and therefore are accounted for under ASC 840 due to the scope exception of ASC 606-10-15-2.”

21.	Refer to your accounting policy for revenue from distributors on page F-29. Please expand the disclosure to clarify whether the discounts that are offered on a prospective basis constitute a material right and your accounting policy for such prospective discounts. Please expand your MD&A discussion on page 122 accordingly.

RESPONSE: In response to the Staff’s comment, Evolv updated the disclosure within Footnote 2 on page F-31 of the Evolv financial statements and within the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Evolv in our updated filing:

“The Company provides discounts to customers which reduces the transaction price. From time-to-time, the Company may offer customers the option to purchase additional goods and services at a fixed price. In these limited circumstances, the Company assesses whether these offers constitute a material right, and if so, the Company would account for the material right as a separate performance obligation.”

In accordance with Evolv’s accounting policy, Evolv assessed any discounts offered to customers to determine if they represent material rights. In all cases, prospective discounts given were not determined to be a material right as they were not incremental to discounts given to other similar classes of customers.

22.	We note on page F-29 that “Because all subscription performance obligations of a customer order are recognized as revenue over the same period, all elements of subscription revenue from customer arrangements are classified as a single category of subscription revenue.” We also note on page F-30 that a portion of your subscription revenue appears to include operating lease components accounted for under ASC 840. Please segregate your revenues recognized under lease arrangements from other revenues bundled in a subscription or tell us the basis for your belief that it is appropriate to aggregate revenues recognized under ASC 840 with revenue recognized under ASC 606.

RESPONSE: Evolv updated the disclosure within both Management’s Discussion and Analysis of Financial Condition and Results of Operations of Evolv, as well as within Footnote 2 of the Evolv financial statements. Within the single category of subscription revenue, Evolv records revenue related to the equipment lease component as well as maintenance.

Larry Spirgel Matthew Crispino May 14, 2021 Page 9

The subscription revenue category includes leased equipment, inclusive of non-distinct embedded software and maintenance related to the leased equipment. Maintenance is considered a separate performance obligation.

Other performance obligations include distinct services, such as installation and training, and any add-on accessories. Installation and training are included in service revenue and are recognized when they are rendered, which is typically across a short time frame. Add-on accessories are included in product revenue and recognized upon delivery. This complies with the requirement to disclose products and services separately per Regulation S-X Rule 3-05(b).

Because the leased equipment, inclusive on non-distinct embedded software, and maintenance components of a subscription arrangement are recognized as revenue over the same time period and in the same pattern and because revenue allocated to maintenance components is not material, the equipment lease and maintenance performance obligations are classified as a single category of subscription revenue in the consolidated statements of operations.

Evolv acknowledges the amount allocated, based on a relative fair value allocation as prescribed by ASC 606, to the maintenance component for subscription arrangements for the year-ended December 31, 2020 was $0.6 million. The remaining amount in subscription revenue represents revenue attributable to operating leases under ASC 840. We have updated the disclosure within the disaggregated revenue table presented in footnote 2 of the Evolv financial statements to separately disclose revenue allocated to the maintenance component presented within subscription revenue for the year-ended December 31, 2020.

For comparative purposes, we have also disclosed the amount allocated to the maintenance component presented within subscription revenue for the year-ended December 31, 2019 of $0.3 million.

Note 5. Property and Equipment, page F-38

23.	We note that you have $10.9 million of leased equipment as of 12/31/20 and that the leased units are depreciated over 7 years and leased for 4 years. Please expand the disclosure of operating leases to describe the leases, the basis for classifying them as operating leases and your policy for recording obsolescence reserve on leased equipment. Please expand MD&A to describe any trends in equipment usage for the Evolv Express subscriptions, such as trends in whether equipment is used for another customer at the end of the lease period (i.e. subscription) and how you determine obsolescence on leased equipment.

RESPONSE: Disclosure has been updated in Footnote 2 in response to the Staff’s comment.

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Note 9. Warrants, page F-44

24.	We note on page F-28 that you classify warrants as a liability as the warrants are freestanding instruments that may require transfer of assets upon exercise. Please expand the disclosure on page F-44 to clarify the terms of the warrants accounted for as equity instruments in contrast to warrants recorded as liabilities.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page F-33 of Amendment No. 1 as requested to include the accounting all warrants outstanding.

General

25.	We note from your cover page that you have registered 44,798,669 shares to be issued in the merger; however, NHIC will issue at least 125,000,000 shares in the merger. Please advise.

RESPONSE: In connection with the execution of the merger agreement, Evolv obtained the written consent of the holders of a portion of the shares of its outstanding common stock. Under SEC guidance (C&DI 239.13), the holders of these share are deemed to have already accepted the offer to receive NHIC shares in exchange for their shares of Evolv common stock. As such, those shares cannot be registered on the Form S-4. The shares being registered represent the shares to be received by holders who did not already consent.

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Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner